4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE ANNOUNCES FINANCIAL RESULTS FOR FISCAL
FIRST QUARTER 2006

WINNIPEG, Manitoba – (October 13, 2005) Medicure Inc. (TSX:MPH Amex:MCU), a cardiovascular drug discovery and development company, today reported the results of operations for the three-month period ended August 31, 2005. All amounts referenced herein are in Canadian dollars unless otherwise noted.

The quarter was highlighted by the Company raising gross proceeds of $4,685,000 through a private placement. At August 31, 2005 the Company had cash and cash equivalents totaling $7,573,000 as compared to $7,591,000 as at May 31, 2005. The cash position is sufficient to advance the Company’s lead products, MC-1 and MC-4232, up to pivotal Phase III studies.

Research and development expenditures for the first quarter of fiscal 2006 were $3,297,000 as compared to $2,203,000 for the same quarter in fiscal 2005. The increase in expenditures is due mainly to the clinical development costs of the Phase II/III Coronary Artery Bypass Graft (CABG) trial, MEND-CABG, which is testing the cardioprotective and neuroprotective effects of the Company’s drug, MC-1. For the three-month period ended August 31, 2005 expenditures for the MEND-CABG study totaled $2,438,000, as compared to $1,358,000 for the same period in fiscal 2005. The trial is being conducted at 42 cardiac centres throughout Canada and the US and is managed by Montreal Heart Institute and Duke Clinical Research Institute (DCRI). Medicure announced this quarter that MEND-CABG was fully enrolled with 900 patients. The Company will compile and analyze efficacy and safety endpoints up to POD 30, and plans on reporting these results in the fall of 2005.

The increase in research and development expenditures was also due to the clinical development program of MC-4232, a combination of MC-1 and the ACE inhibitor, lisinopril. As part of the Phase II/III clinical development of MC-4232, the Company recently completed and announced positive results from the Phase II MATCHED study in patients with coexisting diabetes and hypertension. The study demonstrated the positive clinical effects of MC-4232 on primary and secondary blood pressure and metabolic endpoints, including fasting serum glucose, HbA1c and triglycerides. Based on these positive results, the Company plans to move forward with a pivotal Phase III clinical development with MC-4232. For the three-month period ended August 31, 2005, total expenditures for the MATCHED study were $255,000, as compared to $223,000 for the same period in fiscal 2005.

“During the first quarter of fiscal 2006 and the days that followed the Company made substantial financial, clinical, and regulatory announcements, “commented Medicure’s President and CEO, Albert D. Friesen, PhD. “The positive results from MATCHED for MC-4232 give us significant clinical momentum heading into the anticipated announcement of MEND-CABG results with MC-1 in the fall. In addition, the recent announcement of FDA Fast Track designation for MC-1, verifies the medical need for MC-1, and provides us the opportunity to expedite the development of the drug.”

Interest and other income for the first quarter of fiscal 2006 was $37,000 compared to $107,000 for the same quarter in fiscal 2005. The decrease in interest and other income for the current quarter is the result of lower cash and cash equivalents balance as compared to the same period of the prior fiscal year. The Company anticipates that investment income will continue to fluctuate in relation to cash and short term investment balances and interest yields.

Foreign exchange conversion resulted in a loss of $56,000 for the first quarter in fiscal 2006, compared to nil for the same period in fiscal 2005. The increase in the foreign exchange loss for the current quarter is primarily a result of the weakening of the U.S. dollar relative to the Canadian dollar during this period. While the functional currency of the Company is the Canadian dollar, the Company is holding U.S. dollars in anticipation of the U.S. dollar denominated clinical trial costs incurred as a result of the MEND-CABG study.

General and administrative expenditures for the first quarter of fiscal 2006 totaled $537,000, compared to $505,000 for the same quarter in fiscal 2005. The general and administrative expenditures for the first quarter of fiscal 2006 were similar to those of the same quarter in fiscal 2005. The Company expects similar levels of general and administrative expenditures for the remainder of the fiscal year ending May 31, 2006 as compared to the same period in fiscal 2005.

As a result of the above noted items, the financial results for the three-month period ended August 31, 2005 include a consolidated net loss from operations of $3,872,000 or $0.06 per share, compared to $2,615,000 or $0.04 per share for the three-month period ended August 31, 2004. As discussed above, the consolidated net loss resulted mainly from the expansion of the Company’s clinical development programs.

An expanded version of Management’s Discussion and Analysis and the financial statements for the three-month period ended August 31, 2005 is accessible on Medicure's website at www.medicure.com.

Corporate Highlights for the Quarter

The following are significant events which occurred since the last quarterly report:

  The Company announced positive results from the Phase II MATCHED study with MC-4232. In the study MC-4232 met primary blood pressure and metabolic endpoints.
  The Company announced that MC-1 had received FDA Fast Track designation as a treatment to reduce cardiovascular and cerebrovascular events associated with ischemic and/or ischemic reperfusion injury in patients experiencing percutaneous coronary interventions, coronary artery bypass graft surgery and acute coronary syndrome.
  The Company adopted a shareholder rights plan to encourage the fair treatment of its shareholders in the event of an unsolicited take-over bid for shares of the Company.
  Positive preclinical results for the Company’s antithrombotic program were presented at the International Society of Thrombosis and Haemostasis XXth Congress in Sydney, Australia.
  The Company raised gross proceeds of $4,685,000 through a private placement. Participants in the private placement were predominantly institutional investors, led by Satellite Asset Management, L.P. Needham & Company acted as placement agent for the offering.
  The Company completed enrollment of 900 patients in the Phase II/III MEND-CABG trial. The MEND-CABG trial is evaluating Medicure’s lead cardioprotective product, MC-1, in patients undergoing coronary artery bypass graft (CABG) surgery.
  Medicure, in conjunction with the University of Manitoba and the University of Ottawa Heart Institute, announced the awarding of a Collaborative Research and Development grant from the National Sciences and Engineering Research Council of Canada (NSERC) for the development of a novel cholesterol lowering platform.
  The Company was issued two new U.S. patents by the U.S. Patent and Trademark Office. With the addition of these two new patents, Medicure has compiled a total of 15 U.S. patents.

About Medicure Inc.

Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

  Cardiovascular focused pipeline: a global market of over US $70 billion
  Two drugs - MC-1 & MC-4232 - in advanced clinical development
  FDA Fast Track designation for MC-1
  Three positive Phase II trials completed
  Unique products addressing major, inadequately served markets
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics, and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com